Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

April 16, 2019

VIA EDGAR TRANSMISSION

Ms. Allison White
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C. 20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Palm Valley Capital Fund S000065375

Dear Ms. White:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on April 2, 2019, via telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 49 to its registration statement.  PEA No. 49 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N-1A on February 13, 2019, for the purposes of registering a new series of the Trust, the Palm Valley Capital Fund (the “Fund”). A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. With respect to responses showing revisions made to the registration statement, new language is underlined and deleted language has a ~~strike-through~~. Undefined capitalized terms used herein have the same meaning as in PEA No. 49.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

PROSPECTUS

Summary Section – Fees and Expenses of the Fund

1.	Staff Comment: Please provide a completed Fees and Expenses table to the Staff prior to effective date.

Response: The Trust responds by completing the Fees and Expense table, as well as Expense Examples, as shown below:

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Investor Class
Redemption Fee (as a percentage of amount redeemed within 60 days of purchase)	1.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.90%
Distribution and Service (Rule 12b-1) Fees	0.25%
Other Expenses(1)	0.87%
Total Annual Fund Operating Expenses	2.02%
Fee Waiver and/or Expense Reimbursement(2)	(0.77)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(2)	1.25%
(1)	“Other Expenses” are estimated for the Fund’s current fiscal year.
(2)
Palm Valley Capital Management LLC (the “Adviser”) has contractually agreed to waive its management fees, and/or reimburse Fund operating expenses, in order to ensure that Total Annual Fund Operating Expenses (excluding Rule 12b-1 fees, shareholder servicing fees, redemption fees, swap fees and expenses, taxes, leverage interest, brokerage fees (including commissions, mark-ups and mark-downs), annual account fees for margin accounts, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation) do not exceed 1.00% of the average daily net assets of the Fund (the “Expense Cap”). The Expense Cap will remain in effect ~~through at least~~ for an initial two-year term ending April 30, 2021 and may be terminated at any time thereafter upon 60 days’ written notice by the Trust’s Board of Trustees (the “Board”) or the Adviser, with the consent of the Board. The Adviser may request recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date they were waived or reimbursed, provided that the Fund is able to make the recoupment without exceeding the lesser of the Expense Cap (i) in effect at the time of the waiver or reimbursement, or (ii) in effect at the time of recoupment.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the Expense Cap through April 30, 2021). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$127	$480

2.
Staff Comment: Please confirm supplementally that the expense cap for the Fund will be in effect for at least one year from the date of the Prospectus. Consider revising the footnote to disclose the expense cap’s termination date.

Response: The Trust confirms that the Fund’s expense cap will be in operation for at least one year from the date of the Prospectus. In addition, the Trust responds by revising the footnote, as stated above.

Summary Section - Principal Investment Strategies

3.
Staff Comment: Explain how the Fund can be diversified given the small number of common stocks the Fund expects to hold. In the alternative, revise the first sentence of the first paragraph of the principal investment strategies disclosure to delete the word “diversified.”

Response: The Trust responds by making the following revision:

To achieve its investment objective the Fund invests primarily in a ~~diversified~~ portfolio of small capitalization (“small-cap”) common stocks.

4.
Staff Comment: Using plain English and avoiding jargon, clarify the starting universe of investable securities in the second paragraph of the principal investment strategies disclosure, noting if the starting universe includes all small-capitalization stocks, and if the starting universe includes only U.S. stocks, only foreign stocks, or both.

Response: The Trust responds by making the following revision:

The Fund will invest primarily in U.S. common stocks of small-cap companies. Palm Valley Capital Management LLC (the “Adviser”) seeks to identify securities that offer attractive risk-adjusted returns as determined by the ~~Fund’s investment adviser, Palm Valley Capital Management LLC (the “~~Adviser~~”)~~, using bottom-up quantitative and qualitative investment research that considers all small-cap companies.

5.	Staff Comment: Using plain English and avoiding jargon, clarify how the Adviser determines the specific set of securities in which the Fund invests.

Response: The Trust responds by making the following revision:

The Adviser narrows down its investable universe by primarily focusing on those small-cap companies that it believes are more likely to grow consistently, have long operating histories, are profitable and have historically generated positive free cash flow, and possess strong balance sheets. Once the Adviser has identified companies meeting its quantitative and qualitative criteria, it ~~the Adviser~~ seeks to purchase ~~identify~~ securities of high-quality companies that it believes to be trading below fair value ~~can be valued accurately using its valuation methodology, are more likely to grow consistently,~~ and are less likely to experience a permanent loss in value. ~~The Adviser defines quality companies to be those companies that have long operating histories, strong balance sheets, sustainable free cash flow, and are established market leaders.~~ The Adviser uses the discounted cash flow (“DCF”) valuation model as its primary valuation methodology.

6.	Staff Comment: Revise a portion of the second sentence of the second paragraph to state that the Adviser seeks to identify high-quality companies that it believes “to be trading below fair value.”

Response: The Trust responds by making the following revision:

Once the Adviser has identified companies meeting its quantitative and qualitative criteria, it ~~the Adviser~~ seeks to purchase securities of ~~identify~~ high-quality companies that it believes to be trading below fair value ~~can be valued accurately using its valuation methodology, are more likely to grow consistently,~~ and are less likely to experience a permanent loss in value.

7.
Staff Comment: In the last sentence of the second paragraph of the principal investment strategies disclosure, the term “net asset value” is usually applied to investment companies. Consider replacing with “book value” or “market value.”

Response: The Trust responds by making the following revision:

The Adviser may also consider the value of a company’s assets ~~a company’s net asset value~~ when attempting to value a security ~~purchase a security at a discount to the value of a company’s balance sheet~~.

8.	Staff Comment: Explain supplementally if the Fund will invest in contingent convertible securities. If yes, please advise and the Staff may have further comments.

Response: The Trust responds by supplementally stating that the Fund will not invest in contingent convertible securities.

9.
Staff Comment: Explain supplementally the cash position strategy disclosed in the fourth paragraph of the principal investment strategies disclosure, noting specifically if the Adviser will earn fees on cash that is not invested in securities, how long is “an extended period of time,” and are there guidelines as to how long this period may be?

Response: The Trust responds by supplementally stating that the Adviser will earn its management fee on all assets held in the Fund, including cash that is not invested in securities. The Adviser believes holding cash during periods of excessive valuations is preferable to investing in stocks when the Adviser determines securities to be overvalued and when excessive valuations represent significant risk to the Fund. The Adviser cannot specifically define “an extended period of time,” because it is dependent on the availability of opportunities meeting the Adviser’s valuation criteria. Additionally, the Adviser cannot place guidelines on how long the time period may be, as the Adviser anticipates that the Fund’s significant cash position will vary depending on the magnitude and duration of each market cycle and the breadth of overvaluation.

Summary Section - Principal Risks

10.	Staff Comment: With respect to each of the principal risks, consider listing the risks in order of importance rather than in alphabetical order.

Response: The Trust believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors. More importantly, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds. However, to add clarity to the risk disclosure format, the following disclosure will be added to the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence:

As with any mutual fund, there are risks to investing. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Remember, in addition to possibly not achieving your investment goals, you could lose all or a portion of your investment in the Fund over short or even long periods of time. ~~The principal risks of investing in the Fund are:~~ The principal risks of investing in the Fund are summarized below. The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.

11.
Staff Comment: With respect to the “Foreign Investments Risk” disclosure, if the Fund will invest in issuers organized or operating in emerging market countries as a principal investment strategy, please include a correlating strategy disclosure in the principal investment strategies disclosure and include how emerging markets countries are defined.

Response: The Fund will not invest in issuers organized or operating in emerging markets countries as a principal investment strategy. The “Foreign Investments Risk” is revised as follows:

Foreign Investments Risk. Securities of non-U.S. issuers, including those located in foreign and developing countries, may involve special risks caused by foreign political, social and economic factors, including exposure to currency fluctuations, less liquidity, less developed and less efficient trading markets, political instability and less developed legal and auditing standards. ~~These risks are heightened for investments in issuers organized or operating in emerging market countries.~~

12.
Staff Comment: In the “Large Shareholder Risk” disclosure, with regard to “as with any mutual fund,” this appears to indicate this risk is not a specific principal investment risk to this Fund. Please explain how this risk specifically relates to this Fund or consider removing or revising.

Response: The Trust responds by making the following revision:

Large Shareholder Risk. ~~As with any mutual fund,~~ It is possible that a single shareholder may own or control a significant portion of the Fund’s assets. Redemption by a large shareholder of all or a portion of its Fund shares will adversely affect the Fund’s performance if it is forced to sell portfolio securities to fulfill redemption requests when the Adviser would not otherwise choose to do so and thus make it more difficult for the Fund to achieve its investment objectives. Redemptions of a large number of shares may affect the liquidity of the Fund’s portfolio, increase the Fund’s transaction costs, and accelerate the realization of taxable income and/or gains to shareholders.

13.	Staff Comment: Consider adding “New Adviser Risk” disclosure, given the Adviser is a startup firm.

Response: The Trust responds by adding the following risk in the Summary Section – Principal Risks and the Statutory Section – Principal Risks of Investing in the Fund:

New Adviser Risk. The Adviser is a newly registered investment adviser and has not previously managed a mutual fund. As a result, there is no long-term track record against which an investor may judge the Adviser and it is possible the Adviser may not achieve the Fund’s intended investment objective.

Statutory Section - Principal Investment Strategies

14.
Staff Comment: In the first sentence of the third paragraph of the principal investments strategies section, please revise the following portion of the sentence in plain English: “…, and the required rate of return used in the model represents the Adviser’s absolute return goal.”

Response: The Trust responds by deleting that portion of the sentence, as follows:

The Adviser uses the DCF valuation model as its primary valuation methodology~~, and the required rate of return used in the model represents the Adviser’s absolute return goal~~. The specific discount rate used in the Adviser’s valuation model is dependent on the specific risks of each company being considered for inclusion in the Fund’s portfolio. Typically, the Adviser requires a higher rate of return for companies the Adviser perceives to have higher risks and a lower rate of return for companies the Adviser perceives to have below-average risk. The Adviser analyzes each company’s operating and financial risks when selecting securities for the Fund. The Adviser defines operating risk as the degree of uncertainty associated with a company’s cash flows and financial risk as the factors that affect a company’s balance sheet strength. The Fund may invest in companies with either operating or financial risk, but the Adviser’s disciplined approach to risk management seeks to avoid companies that have both a high degree of operating and financial risk.

Statutory Section – Principal Risks of Investing in the Fund

15.
Staff Comment: With respect to “Depositary Receipts Risk,” if the Fund will invest in unsponsored ADRs, GDRs, and IDRs as a principal investment strategy, please include a correlating strategy disclosure in the summary section’s principal investment strategies and principal investment risks disclosures.

Response: The Fund will not invest in unsponsored ADRs, GDRs, or IDRs as a principal investment strategy. Therefore, the Trust responds by making the following revision:

Depositary Receipts Risk. ADRs, GDRs, and IDRs are certificates evidencing ownership of shares of a foreign issuer and are alternatives to directly purchasing the underlying foreign securities in their national markets and currencies. However, they continue to be subject to many of the risks associated with investing directly in foreign securities. These risks include the political and economic risks of the underlying issuer’s country, as well as in the case of depositary receipts traded on non-U.S. markets, exchange risk. ~~ADRs, GDRs, and IDRs may be sponsored or unsponsored.~~ The issuer of a sponsored receipt typically bears certain expenses of maintaining the depositary receipt facility. ~~Unsponsored receipts are established without the participation of the issuer. Unsponsored receipts may involve higher expenses, they may not pass-through voting or other shareholder rights, and they may be less liquid. Holders of unsponsored receipts generally bear all the costs of the depositary receipt facility. The bank or trust company depositary of an unsponsored depositary receipt may be under no obligation to distribute shareholder communications.~~ Depositary receipts are also subject to the risks of investing in foreign securities.

16.	Staff Comment: With respect to “Foreign Investments Risk,” please clarify and revise to state the risks relate to “emerging markets countries,” not “emerging countries.”

Response: The Fund will not invest in issuers organized or operating in emerging markets countries as a principal investment strategy. Therefore, the Trust responds by removing disclosures regarding emerging makets countries in the Prospectus, revising the "Information Regarding the Fund's Non-Principal Strategies and Risks" subsection of the Statement of Additional Information ("SAI") to include disclosures regarding emerging markets countries, and clarifying the disclosure in the SAI to refer to emerging markets countries, rather than emerging countries.

*   *   *   *   *   *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (414) 765‑5208.

Very truly yours,

/s/ Rachel A. Spearo
Rachel A. Spearo, Secretary
Series Portfolios Trust

CC:	Marco Adelfio, Goodwin Procter LLP Jayme Wiggins, Palm Valley Capital Management LLC